CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
JUNE 30, 2022

(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2022, which are available on SEDAR at www.sedar.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	June 30, 2022	March 31, 2022

ASSETS
Current
Cash		42,460	53,641
Accounts receivable		2,264	2,102
Prepaid expenses		1,260	1,271
Other current assets		1,936	1,341
Investments	3	260	—

Total Current Assets		48,180	58,355

Non-current
Investments	3	—	242
Equipment	4	590	491
Intangible assets	5	2,213	2,083
Goodwill	6	23,607	22,892

Total Non-Current Assets		26,410	25,708

TOTAL ASSETS		74,590	84,063

LIABILITIES
Current
Accounts payable and accrued liabilities		5,938	5,262
Current portion of contingent consideration payable	7	467	2,646

Total Current Liabilities		6,405	7,908

TOTAL LIABILITIES		6,405	7,908

SHAREHOLDERS' EQUITY
Share capital	8	144,401	141,451
Contributed surplus		631	525
Options reserve	8	25,828	23,783
Warrants reserve	8	11,291	11,423
Accumulated other comprehensive		(250)	(366)
Deficit		(113,716)	(100,661)

TOTAL SHAREHOLDERS' EQUITY		68,185	76,155

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		74,590	84,063
Corporate information (note 1)
Contracts and commitments (note 12)
Subsequent events (note 16)
The accompanying notes are an integral part of these condensed interim consolidated financial statements
These consolidation financial statements were approved for issue on August 7, 2022 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended June 30,
	Notes	2022	2021

EXPENSES
Research	11	6,048	2,976
General and administrative costs	10	5,192	6,190
Share-based compensation	8, 9	2,155	4,773

TOTAL EXPENSES		13,395	13,939

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)		525	(49)
Interest income		124	44
Change in fair value of investments measured at fair value through profit or loss	3, 14	12	—
Contingent consideration accretion	7	(13)	(161)
Change in fair value of contingent consideration	7	(308)	(612)

TOTAL OTHER INCOME (EXPENSES)		340	(778)

NET LOSS FOR THE PERIOD		(13,055)	(14,717)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		116	(692)
COMPREHENSIVE LOSS FOR THE PERIOD		(12,939)	(15,409)

Basic loss per share for the period attributable to common shareholders		(0.07)	(0.09)
Weighted average number of common shares outstanding - basic		175,874,475	157,711,518
The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$
Balance at March 31, 2021		157,454,415	100,676	11,166	7,158	124	(33,030)	24	86,118
Shares issued on contingent liability Adelia milestones		157,771	458	—	—	—			458
Finders' warrants		—	(40)	40	—	—	—	—	—
Warrants exercised		256,031	286	(87)		—	—	—	199
Options exercised		325,000	223	—	(93)	—	—	—	130
Share-based compensation		—	—	105	4,668	—	—	—	4,773
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	(692)	(692)
Net loss for the period		—	—	—	—	—	(14,717)	—	(14,717)
Balance at June 30, 2021		158,193,217	101,603	11,224	11,733	124	(47,747)	(668)	76,269

Balance at March 31, 2022		175,111,654	141,451	11,423	23,783	525	(100,661)	(366)	76,155
Shares issued on Adelia milestones	7, 8	3,271,841	2,500	—	—	—	—	—	2,500
Warrants exercised	8	1,099,638	456	(142)	—	—	—	—	314
Options forfeited		—	—	—	(106)	106	—	—	—
Finders' warrants	8	—	(6)	6	—	—	—	—	—
Share-based compensation	8, 9	—		4	2,151	—	—	—	2,155
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	116	116
Net loss for the period		—	—	—	—	—	(13,055)	—	(13,055)
Balance at June 30, 2022		179,483,133	144,401	11,291	25,828	631	(113,716)	(250)	68,185
The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC. CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		Three months ended June 30,
	Notes	2022	2021

OPERATING ACTIVITIES
Net loss for the period		(13,055)	(14,717)
Adjustments for items not affecting cash:
Interest income	3, 14	(6)	—
Depreciation	4	53	38
Share-based compensation		2,155	4,773
Change in fair value of investments measured at fair value through profit or loss	3, 14	(12)	—
Contingent consideration accretion	7	13	161
Change in fair value of contingent consideration	7	308	612
Unrealized foreign currency translation (gain) loss		(525)	31
		(11,069)	(9,102)
Net changes in non-cash working capital items:
Accounts receivable		(162)	(346)
Prepaid expenses		11	309
Other current assets		(595)	—
Accounts payable and accrued liabilities		676	259
Net cash flows used in operating activities		(11,139)	(8,880)

INVESTING ACTIVITIES
Purchase of investment	3	—	(250)
Purchase of intangible assets	5	(66)	(96)
Purchase of equipment	4	(142)	(49)
Net cash flows used in investing activities		(208)	(395)

FINANCING ACTIVITIES
Shares issued for cash - warrant exercise	8	314	199
Shares issued for cash - options exercise	8	—	130
Net cash flows from financing activities		314	329

Effects of exchange rate changes on cash		(148)	(5)

Change in cash		(11,181)	(8,951)
Cash, beginning of period		53,641	64,026
Cash, end of period		42,460	55,075
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These condensed interim consolidated financial statements include the accounts of Cybin’s six subsidiaries (together, with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a biotechnology company focused on progressing psychedelic therapeutics. The Company is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.
These condensed interim consolidated financial statements as at, and for the three months ended, June 30, 2022 were approved and authorized for issue by the board of directors on August 7, 2022.
COVID 19
In March 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.
The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business.
Stock exchange listing
Cybin’s common shares (“Common Shares”) are listed for trading on the Neo Exchange Inc., and NYSE American LLC under the symbol “CYBN” and are quoted on the Frankfurt Stock Exchange under the symbol “R7E1”.
Going Concern
These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company’s operations do not generate cash flow. The Company has incurred losses since inception and had an accumulated deficit of $113,716 as at June 30, 2022 (March 31, 2022 - $100,661). As at June 30, 2022, the Company had a cash balance of $42,460 (March 31, 2022 - $53,641) and working capital of $41,775 (March 31, 2022 - $50,447). In order to continue as a going concern and meet its corporate objectives, the Company is dependent on its ability to obtain additional financing. Although the Company has been successful in the past

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

in obtaining financing, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.
These condensed interim consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern and therefore were required to realize its assets and liquidate its liabilities and commitments in the normal course of business operations and at amounts different from those in the accompanying condensed interim consolidated financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance
These condensed interim consolidated financial statements for the three months ended June 30, 2022 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2022.
These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2022.

Basis of measurement
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Consolidation and Currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US	Canadian dollars	100%[1]
Adelia	U.S. dollars	100%
Cybin IRL Limited	U.S. dollars	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain Former Adelia Shareholders hold Class B Shares (defined below) in Cybin US.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Significant accounting policies
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2022.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2022.

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective at June 30, 2022, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on the condensed interim consolidated financial statements of the Company.
3.    INVESTMENTS

On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debentures (the “Rx Debentures”). RxLive is a UK-based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of prescription medication. The Rx Debentures mature and become due on June 8, 2022. The Rx Debentures were to be exchangeable or convertible into units at a price of equal to 80% of the offering price of any equity financing completed by 1301376 B.C. Ltd. (“Finco”) concurrent with a go public transaction. Each unit was to consist of one common share of Finco (a “Finco Share”) and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price (the “Rx Conversion Feature”). As a result of the transaction, the Company recorded a hybrid financial instrument representing the Rx Debentures and the Rx Conversion Feature (the “Rx Hybrid Instrument”). The initial fair value of the Rx Hybrid Instrument was $250 determined by the sum of the fair values of the Rx Debenture and Rx Conversion Feature derived respectively using the discounted cash flow approach and the Black-Scholes model.

The go public transaction did not occur, and the Rx Debentures did not convert into units prior to the initial maturity date. As a result, the maturity date of the Rx Debentures was amended to December 31, 2022. Furthermore, the Rx Debentures were amended to be convertible into units at a price of equal to 70% of the offering price of any equity financing. As at June 30, 2022, the amount of $260 was determined to represent the fair value of the Rx Debentures.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

4.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2022	475	238	713
Additions	142	—	142
Effect of foreign exchange	15	—	15
Balance as at June 30, 2022	632	238	870

Accumulated Depreciation
Balance as at March 31, 2022	138	84	222
Depreciation charge	33	20	53
Effect of foreign exchange	5	—	5
Balance as at June 30, 2022	176	104	280

Net book value as at March 31, 2022	337	154	491
Net book value as at June 30, 2022	456	134	590
5.    INTANGIBLE ASSETS

Cost	Patents	Software	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2022	2,009	74	2,083
Additions	66	—	66
Effect of foreign exchange	64	—	64
Balance as at June 30, 2022	2,139	74	2,213
6.    GOODWILL
Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$000’s
Balance as at March 31, 2022	22,892
Effect of foreign exchange	715
Balance as at June 30, 2022	23,607

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

7.    CONTINGENT CONSIDERATION PAYABLE
Former Adelia Shareholders
The Company has commitments to the former shareholders of Adelia (“Former Adelia Shareholders”) based on the achievement of certain milestones (the “Milestones”) as set out in the contribution agreement entered in connection with Cybin’s acquisition of Adelia (the “Contribution Agreement”). Milestone payments of approximately $467 are remaining and expected to be paid within the year ending March 31, 2023, assuming all Milestones are met prior to the applicable deadlines. These Milestones are to be paid in class B common shares of Cybin US (“Class B Shares”) at a price per Class B Share equal to ten times the current trading price of the Common Shares on the relevant pricing date (note 8).
The following table presents the change in the carrying value of the contingent consideration for the three-month period ended June 30, 2022.

$000’s
Balance as at March 31, 2022	2,646
Milestone achieved	(2,500)
Change in fair value	308
Accretion expense	13
Balance as at June 30, 2022	467
As a result of changes in fair value of the contingent consideration, for the three months ended June 30, 2022, the Company recorded an expense of $308 in the statement of loss and comprehensive loss as “change in fair value of contingent consideration”. In addition, for the three-month period ended June 30, 2022, the Company recorded an accretion expense of $13 in the statement of loss and comprehensive loss as “contingent consideration accretion”.
8.    SHARE CAPITAL
a)Authorized share capital
Unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Preferred Shares
As at June 30, 2022 the Company has nil preferred shares outstanding (March 31, 2022 - nil).

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Cybin US Class B Shares

Number of Class B Shares
Balance as at March 31, 2022	1,047,135.1
Issued on achievement of milestones	327,184.1
Converted into Common Shares	(38,023.0)
Balance as at June 30, 2022	1,336,296.2
As at June 30, 2022, 1,336,296.2 Class B Shares were outstanding (March 31, 2022 - 1,047,135.1), which are exchangeable for a total of 13,362,962 Common Shares (March 31, 2022 - 10,471,351) (note 7). No Class B Shares were exchangeable prior to December 14, 2021, and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to December 14, 2022; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to December 14, 2023; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable. These condensed interim consolidated financial statements reflect all of the issued Class B Shares on an as-converted basis.
During the three-month period ended June 30, 2022, the Company completed the following Class B Shares issuances and conversions:
On April 1, 2022, pursuant to the terms of the Contribution Agreement, 22,428.3 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Year 2 Q2 (iv), as contemplated by the terms of the Contribution Agreement, having an aggregate value of $229 at a price per Class B Share of $10.20. These Class B Shares are exchangeable for a total of 224,283 Common Shares, representing an effective issue price of $1.02 per Common Share. In consideration for the Milestone achieved, on June 22, 2022, an additional 456.5 Class B Shares having an aggregate value of $5 were issued to Former Adelia Shareholders.
On May 5, 2022, a Former Adelia Shareholder exchanged 38,023 Class B Shares for 380,230 Common Shares.
On June 24, 2022, pursuant to the terms of the Contribution Agreement, 266,933.1 Class B Shares were issued to Former Adelia Shareholders due to the achievement of certain Milestones identified as Y2, Q2 (i), (vi), Y2, Q3 (ii), Year 2 Q4 (i) and Year 3 Q1 (i), (ii), (iii), as contemplated by the terms of the Contribution Agreement, having an aggregate value of $2,033 at a price per Class B Share of $7.62. These Class B Shares are exchangeable for a total of 2,669,331 Common Shares, representing an effective issue price of $0.762 per Common Share.
On June 27, 2022, pursuant to the terms of the Contribution Agreement, 37,366.2 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Y2, Q3 (i), as contemplated by the terms of the Contribution Agreement, having an aggregate value of $280 at a price per Class B Share of $7.50. These Class B Shares are exchangeable for a total of 373,662 Common Shares, representing an effective issue price of $0.75 per Common Share.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

c)Warrants

The continuity of the outstanding warrants for the three-month period ended June 30, 2022 is as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2022	25,548,836	1.22
Exercised	(1,099,638)	0.29
Outstanding as at June 30, 2022	24,449,198	1.26
Exercisable as at June 30, 2022	24,249,198	1.25

Unit Purchase Warrants(1)
As at March 31, 2022	868,740	2.25
Exercised	—	—
Outstanding as at June 30, 2022	868,740	2.25
Exercisable as at June 30, 2022	868,740	2.25
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.

During the three-month period ended June 30, 2022, 1,099,638 Common Share purchase warrants were exercised by various holders for aggregate proceeds to the Company of $314.
The following summarizes information about warrants outstanding at June 30, 2022:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining of outstanding contractual life
				$$000’s	Years
Common Share Purchase Warrants
October 19, 2022	113,713	113,713	0.75	42	0.30
November 3, 2022	1,105,000	1,105,000	0.75	376	0.35
August 3, 2023	658,860	658,860	3.40	1,229	1.09
February 1, 2024	7,146,500	7,146,500	3.25	5,454	1.59
June 15, 2025	12,800,000	12,600,000	0.25	2,318	2.96
August 20, 2025	1,475,125	1,475,125	0.64	682	3.14
November 15, 2025	1,150,000	1,150,000	0.25	220	3.38
	24,449,198	24,249,198	1.26	10,321	2.38

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining of outstanding contractual life
				$$000’s	Years

Unit Purchase Warrants
February 4, 2024	868,740	868,740	2.25	970	1.60
	868,740	868,740	2.25	970	1.60

The Company recognized share-based payments compensation related to the issuance of Common Share purchase warrants for the three-month period ended June 30, 2022 of $4.
d)Stock options
On November 5, 2020, Cybin adopted a new equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.
The changes in options for the three-month period ended June 30, 2022 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2022	28,885,002	1.45
Granted	565,000	0.91
Forfeited	(85,000)	2.94
Outstanding as at June 30, 2022	29,365,002	1.44
Exercisable as at June 30, 2022	22,756,383	1.30

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

During the three-month period ended June 30, 2022, the Company completed the following option issuances:

On June 30, 2022, the Company granted options to purchase up to: 45,000 Common Shares to employees, and 20,000 Common Shares to consultants, with an exercise price of $1.00 per Common Share and vesting over two years. The options will expire on June 30, 2027. The aggregate estimated grant date fair value was determined to be $32, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.10%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.72
Exercise price	$1.00

On June 30, 2022, the Company granted options to purchase up to 500,000 Common Shares to consultants, with an exercise price of $0.90 per Common Share. The options vested immediately and will expire on June 30, 2025. The estimated grant date fair value was determined to be $183, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.72
Exercise price	$0.90

The following summarizes information about stock options outstanding on June 30, 2022:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
July 7, 2022	2.90	10,000	10,000	0.02	21
July 30, 2022	2.90	9,000	9,000	0.08	19
September 14, 2022	3.15	5,000	5,000	0.21	10
August 12, 2022	2.90	6,250	6,250	0.12	13
November 27, 2022	0.91	200,000	200,000	0.41	91
December 11, 2022	0.67	59,952	59,952	0.45	23
December 31, 2022	2.78	700,000	700,000	0.50	715
June 30, 2023	2.78	20,000	20,000	1.00	24
June 15, 2025	0.25	2,350,000	2,350,000	2.96	420
June 30, 2025	0.90	500,000	500,000	3.00	183
October 12, 2025	0.75	3,000,000	2,625,000	3.29	1,597
November 4, 2025	0.75	6,000,000	5,281,250	3.35	3,120
November 13, 2025	0.88	500,000	437,500	3.38	312
December 11, 2025	1.48	700,000	650,000	3.45	732
December 14, 2025	1.74	2,264,100	1,978,584	3.46	2,766
December 28, 2025	1.89	760,000	665,000	3.50	1,009
January 2, 2026	1.89	225,000	168,750	3.51	298
February 15, 2026	2.03	170,000	118,125	3.63	229
February 16, 2026	2.03	150,000	112,500	3.64	207
March 10, 2026	1.39	1,272,600	1,138,622	3.70	1,242
March 15, 2026	1.55	300,000	225,000	3.71	340
March 28, 2026	1.36	1,575,000	1,412,500	3.75	1,501
March 29, 2026	1.32	37,500	37,500	3.75	36
March 31, 2026	1.35	345,000	208,750	3.75	297
June 28, 2026	2.90	3,610,000	2,092,500	4.00	6,761
August 16, 2026	2.48	215,000	107,500	4.13	307
August 18, 2026	2.48	300,000	150,000	4.14	415
September 27, 2026	3.15	545,000	204,375	4.25	781
September 27, 2026	2.87	195,000	97,500	4.25	316
September 30, 2026	3.15	450,000	168,750	4.25	620
December 31, 2026	3.15	40,000	15,000	4.51	24
December 31, 2026	1.50	1,250,000	175,000	4.51	566
March 4, 2027	1.13	1,075,600	403,350	4.68	516
March 4, 2027	3.15	60,000	15,000	4.68	18
March 8, 2027	1.02	400,000	400,000	4.69	295
June 30, 2027	1.00	65,000	8,125	5.00	4
		29,365,002	22,756,383	3.58	25,828

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The Company recognized share-based payments expense related to the issuance of stock options for the three-month period ended June 30, 2022 of $2,151.
The outstanding options and warrants disclosed above were anti-dilutive for the three-month period ended June 30, 2022 and did not impact the calculation of the loss per share.
9.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
At June 30, 2022, accounts payable and accrued liabilities include accrued executive bonuses of $1,036 payable on future achievements of the Company.
The remuneration of key management personnel for the three-month periods ended June 30, 2021 and 2022 are as follows:

	2022	2021
	$000’s	$000’s
Payroll, consulting and benefits(1)	1,380	1,123
Share-based compensation
Options	1,085	2,112
Warrants	3	41
Total	2,468	3,276
(1) For the three-month period ended June 30, 2022, includes $655 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $725 presented in the statement of loss and comprehensive loss as a part of “Research”.
10.    GENERAL AND ADMINISTRATIVE EXPENSES

For the three-month period ended	June 30, 2022	June 30, 2021
	$000’s	$000’s
Payroll, consulting and benefits	1,686	1,224
Professional and consulting fees	988	1,068
Office and administration	860	838
Marketing media	713	350
Capital market	346	1,741
Investor relations	254	353
Business development	250	515
Listing fees	95	101
Total	5,192	6,190

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

11.    RESEARCH EXPENSES

For the three-month period ended	June 30, 2022	June 30, 2021
	$000’s	$000’s
Advancement of development programs	3,592	1,166
Payroll and benefits	2,027	973
Professional and consulting fees	238	702
Lab and administration	191	135
Total	6,048	2,976
12.    CONTRACTS AND COMMITMENTS
As at June 30, 2022, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $10,067 (US$7,812). The Company expects to pay this amount within the 18 months ending December 31, 2023, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
13.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three-month period ended June 30, 2022.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The Company’s capital structure includes the following:

As at	June 30, 2022	March 31, 2022
	$000’s	$000’s
Shareholders’ equity comprised of:
Share capital	144,401	141,451
Contributed surplus	631	525
Options reserve	25,828	23,783
Warrants reserve	11,291	11,423
Accumulated other comprehensive income (loss)	(250)	(366)
Deficit	(113,716)	(100,661)
Total	68,185	76,155
14.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	June 30, 2022	March 31, 2022
	$000’s	$000’s
Financial assets, measured at fair value:
Cash	42,460	53,641
Investments	260	242
Financial assets, measured at amortized cost:
Accounts receivable	44	28
Financial liabilities, measured at fair value:
Contingent consideration payable	467	2,646
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	5,938	5,262
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investments and the contingent liabilities are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three-month period ended June 30, 2022.
The following table presents the changes in level 3 financial instruments for the three-month period ended June 30, 2022.

$000’s
Balance as at March 31, 2022	242
Interest income	6
Change in fair value of investments measured at fair value through profit or loss	12
Balance as at June 30, 2022	260
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value as at		Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
	June 30, 2022	March 31, 2022
	000’s	000’s
Rx Hybrid Instrument	260	242	Fair value interest rate of loan and conversion feature	10%	Increase/decrease in the fair value rate by 1% would not have a material effect on the fair value of the investment
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at June 30, 2022, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at June 30, 2022, the Company had cash of $42,460 (March 31, 2022 - $53,641) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $5,938 (March 31, 2022 - $5,262), all amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at June 30, 2022, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	1,201	319	301
Accounts payable and accrued liabilities	(82)	(78)	(69)
	1,119	241	232
Foreign currency rate	1.2886	1.5668	1.3467
Equivalent in Canadian dollars	$1,442	$378	$312
Impact of 10% change in foreign currency rate	$144	$38	$31
Based on the above net exposures as at June 30, 2022, and assuming that all other variables remain constant, a 10% change of the USD, GBP and EUR, against the CAD would impact net loss by approximately by $213.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

15.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

For the three-month period ended	June 30, 2022	June 30, 2021
Net loss and comprehensive loss before income taxes	13,055	14,717

Expected recovery at statutory rate	3,460	3,900
Share-based compensation	(571)	(1,265)
Share issuance costs	523
Difference between Canadian and foreign tax rates	(1,071)	(116)
Non-deductible expenses	(236)	(266)
Change in unrecognized deferred tax assets	(2,105)	(2,253)
Income tax recovery	—	—
The significant components of the Company’s deferred tax assets, resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	June 30, 2022	March 31, 2022
Non-capital loss carryforwards	18,351	16,307
Share issuance costs	1,420	1,526
Depreciation/CCA differences	406	227
Other	31	43
	20,208	18,103
Valuation allowance	(20,208)	(18,103)
	—	—
These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.
Non-capital loss balance
As at June 30, 2022, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2040	740
2041	19,193
2042	30,112
2043	4,896
54,941

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

As at June 30, 2022, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	945
2041 - Loss generated in the period from December 4, 2020 to March 31, 2022	1,260
2042 - Loss generated in the year ended March 31, 2022	7,322
2043 - Loss generated in the three-month period ended June 30, 2022	486
10,013
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at June 30, 2022, the annual limitation was $136.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at June 30, 2022, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2042	9,765
2043	4,766
14,531
16.    SUBSEQUENT EVENTS
(a) Asset Acquisition
On July 11, 2022, the Company completed the acquisition of a Phase 1 N,N-dimethyltryptamine (“DMT”) study (the “Asset Acquisition”) from Entheon Biomedical Corp. (“Entheon”) to accelerate the clinical development path for CYB004, Cybin’s proprietary deuterated DMT molecule for the potential treatment of anxiety disorders. The Company paid $1,000 for the Asset Acquisition, of which a portion was paid as a deposit during the three-month period ended June 30, 2022. In addition, the Company may pay up to $480 for consulting services to be provided from Entheon over a period of up to twelve months following the close of the Asset

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2022 and June 30, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Acquisition. In connection with the Asset Acquisition, the Company has entered into a data license agreement with Entheon that permits Entheon to access certain data.
(b) Expired Securities
During the period from July 1, 2022 to August 7, 2022, 10,000 vested options expired and 250,000 unvested options were forfeited.